SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                                 Aquagenix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03838R102
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                  John P. Hart
                             Chief Executive Officer
                                 Aquagenix, Inc.
                                6500 NW 15 Avenue
                         Fort Lauderdale, Florida 33309
                               Tel: (954) 975-7771

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 13, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 03838R102

1.    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      Jane Guadagno           - SS# ###-##-####
      Pasquale Guadagno       - SS# ###-##-####

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)   [ ]
      (b)   [x]

3.    SEC Use Only

4.    Source of Funds (see Instructions): PF

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)...........................[ ]

6.    Citizenship or Place of Organization:  U.S.A.

Number of     7.  Sole Voting Power:        J. Guadagno 282,000
                                            P. Guadagno  72,000
Shares        8.  Shared Voting Power:      J. Guadagno 0
                                            P. Guadagno 0
Beneficially  9.  Sole Dispositive Power:   J. Guadagno 282,000
                                            P. Guadagno  72,000
owned by      10. Shared Dispositive Power: J. Guadagno 0
                                            P. Guadagno 0

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:

      As of November 24, 1998, 354,000 shares of Common Stock, including the following shares of Common Stock owned by each Reporting Person:

            a. 282,000 shares of Common Stock beneficially owned by J. Guadagno, as to which J. Guadagno has sole voting power and sole dispositive power.

            b. 72,000 shares of Common Stock beneficially owned by P. Guadagno, as to which P. Guadagno has sole voting power and sole dispositive power.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions) ...............................[ ]

13. Percent of Class Represented by Amount in row (11): 6.6%.

14. Type of Reporting Person (See Instructions):

      IN - Individuals

Item 1. Security and Issuer

            Common Stock, par value $.01 per share, of Aquagenix, Inc., a Delaware corporation (the "Issuer"), whose executive offices are located at 6500 NW 15th Avenue, Fort Lauderdale, Florida 33309.

Item 2. Identity and Background

            (a) - (c) The name, business address and present principal occupations of the Reporting Persons is as set forth below:

            Jane Guadagno
            16 Muncy Drive
            West Long Branch, New Jersey 07764
            Occupation: Computer Consultant / Teacher

            Pasquale Guadagno
            16 Muncy Drive
            West Long Branch, New Jersey 07764
            Occupation: Securities Broker

            (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            On May 13, 1998, the Reporting Persons purchased an aggregate 40,000 shares of Common Stock for an aggregate purchase price of $65,302 (excluding brokerage commissions). The funds for the purchases by the Reporting Persons were derived from personal funds of the Reporting Persons.

Item 4. Purpose of Transaction

            The purchase by the Reporting Persons of the shares of Common Stock referred to in Item 5 was for investment purposes.

            The Reporting Persons have no present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time, from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

            (a) As of November 24, 1998, the Reporting Persons beneficially own an aggregate of 354,000 shares of Common Stock, representing approximately 6.6% of the outstanding shares of Common Stock(1).

            (b) J. Guadagno has sole power to vote and dispose of 282,000 shares of Common Stock beneficially owned by her. P. Guadagno has sole power to vote and dispose of 72,000 shares of Common Stock beneficially owned by him.

            (c) The table below sets forth the purchase of Shares by the Reporting Persons during the 60 days prior to May 13, 1998, the date of the event necessitating the filing of this Statement. All such purchases were effected through a brokerage firm in the ordinary course of business.

                                                     Price per Share
                              Number of Shares          (excl. of
           Date                  Purchased             commissions)
           ----                  ---------             ------------

       May 12, 1998                5,000                 1.43750

            (d) Except as set forth above, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the shares of Common Stock owned by such Reporting Person.

            (e) Not applicable.

----------
    (1) All percentages set forth herein are based on 5,339,391 shares of Common Stock reported by the Issuer to be outstanding as of June 30, 1998 in its Quarterly Report on Form 10-QSB filed on August 14, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            There are no contracts, arrangements, understandings or relationships (legal or otherwise), between the Reporting Persons or among the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

            Not applicable.

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


                                          /s/ Jane Guadagno
                                          -----------------------------
                                          Jane Guadagno


                                          /s/ Pasquale Guadagno
                                          -----------------------------
                                          Pasquale Guadagno

Dated:  November 20, 1998